

September 23, 2014

Via E-mail
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

> **Re:** **mCig, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed August 13, 2014, as amended**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2014**
> **Filed September 19, 2014**
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2014

General

1. We note your press release from November 7, 2013 stating that you accept bitcoin as payment for your products. Please revise your disclosure to discuss whether you have received payment in bitcoin and if so how you are accounting for it as it is not discussed in your filing. Additionally, please include a risk factor discussing the volatility of the currency, liquidity issues and the impact holding such assets may have on your balance sheet, statements of operations and statements of cash flows.

Item 1. Business, page 5

2.　　You disclose in the first paragraph on page 5 that you are "focused on two long-term secular trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes (2) The adoption of electronic vaporizing cigarettes (commonly known as "eCigs") by the world's 1.2 Billion smokers." Please disclose your basis for these statements that these are significant, long-term trends world-wide. In addition, revise your statement regarding the adoption of electronic vaporizing cigarettes "by the world's 1.2 Billion smokers," as this suggests that there is wide adoption of electronic cigarettes by 1.2 billion smokers. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

3.　　We note your disclosure in your risk factors that you rely on Chinese factories to manufacture your product. Please identify your sources of raw materials and the names of your principle suppliers and if you rely on one or a few major customers. Additionally, please disclose your backlog. Please refer to Item 101 of Regulation S-K.

The Market for Electronic Cigarettes, page 6

4.　　We note your statement that that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used, but that you cannot provide any assurance that future regulations may not affect where electronic cigarettes may be used. Please also briefly discuss the possibility that private businesses, such as coffee houses or restaurants, may also impose restrictions on the use of electronic cigarettes even absent regulations. Furthermore, disclose that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied. As a result, consumers currently do not know the potential risks of e-cigarettes when used as intended, how much potentially harmful chemicals are being inhaled during use, or whether there are any benefits associated with these products.

Distribution and Sales

5.　　Please enhance your disclosure to discuss the wholesale aspect of your business.

Item 1A. Risk Factors

Our stock price may be volatile or may decline regardless of our operating performance…, page 11

6.　　You begin this risk factor with the sentence, "Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly." Please revise this risk factor to reflect that your common stock is already trading. Identify your trading market and discuss the risks in the context of your stock's trading market and trading history.

Paul Rosenberg
mCig, Inc.
September 23, 2014
Page 3

<u>Failure to achieve and maintain effective internal controls…, page 13</u>

7.   We note your final paragraph in this risk factor discussion. It would appear that your assertions that your current internal controls are adequate conflict with both the status of your operations and your analysis on page 38. Please revise your risk factor to ensure that it addresses risks relevant to your business and does not contradict disclosure in other areas of your filing.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15</u>

<u>Recent Sales of Unregistered Securities, page 15</u>

8.   Please further clarify the April 14, 2014 transaction. It is not clear how the company issued 750,000 shares "by transferring these shares of common stock held by Paul Rosenberg." Disclose what consideration was received for the shares and who received it. Please provide us with a copy of the "Security Purchase Agreement."

<u>Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

9.   We note your risk factor on page 10 discussing product exchanges, returns, and warranty claims. Please revise your disclosure to discuss your warranty costs and the percentage of products you have exchanged. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

<u>Operating Expenses, page 19</u>

10.   We note your disclosure regarding your operating expenses. Please revise your disclosure to clarify what is meant by "the increase is primarily due to the decrease in professional fees, stock-based compensation, and general and administrative expenses." Based on the following paragraph, all of these expenses increased when compared to fiscal year ended April 30, 2013.

<u>Liquidity and Financial Condition, page 19</u>

11.   Please tell us and disclose the significant sources of net cash provided by financing activities during the year ended April 30, 2014, and whether you believe the Company has sufficient working capital for the next twelve months.

Off-Balance Sheet Arrangements, page 19

12.   Please tell us and disclose whether the Company has any commitments to provide financing to your subsidiary VitaCig, Inc. after a planned spin-off.

Report of Independent Registered Public Accounting Firm, page F-1

13.   Refer to the last paragraph. Please revise to comply with AU Section 341, paragraph 13.

Note 1. Business Description and Basis of Presentation, page F-6

14.   Refer to the last sentence. We are unable to locate a recent Form S-1 filing. Please tell us and disclose when you plan to file such filing. Please address this comment on page 7 of your Form 10-Q for the quarter ended July 31, 2014.

Note 4. Investments, page F-11

15.   Since the previous shareholders of Vapolution, Inc. have the right to rescind the agreement until January 23, 2015, it appears to us that you should account for the investment under the cost method. Please revise or advise.

Note 5. Stockholders' Equity

Common Stock, page F-12

16.   We note your reference to "controlled subsidiary." Since you do not have control of Vapolution, Inc., please revise accordingly. Additionally, please revise your similar disclosure on pages 15 and 17.

Preferred Stock, page F-13

17.   Please revise to account for the Series A Preferred Stock conversion feature as an embedded derivative pursuant to ASC 815-40 and separate it from the preferred stock host and account for it at fair value under ASC 815 from September 23, 2013 until July 15, 2014. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 38

18.   We note you disclose that internal control over financial reporting was not effective at April 30, 2014 due to lack of sufficient staff and need for a full-time CFO. We note your disclosures under Disclosure Controls and Procedures; however, please disclose these

material weaknesses and remediation steps being undertaken. Refer to Item 308 of Regulation S-K.

Item 11. Executive Compensation

Summary Compensation Table, page 41

19.   We note that you do not include the compensation awards for the most recently completed fiscal year. Please revise your disclosure to include the information required by Item 402 of Regulation S-K.

Employment Agreements

20.   You disclose that you have other officers, including a Chief Operating Officer and Chief Technology Officer, "none of which are named executive officers." Please tell us why your Chief Operating Officer and Chief Technology Officer are not "executive officers" pursuant to Rule 3b-7 of the Securities Exchange Act of 1934. In the alternative, provide the disclosure required by Item 401 of Regulation S-K and, if applicable, Item 402 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

21.   Please revise the beneficial ownership table to disclose the percentage of each class of voting securities beneficially owned by any officer, director or more than five percent beneficial holder. Add a column to the table to disclose the total voting power of each beneficial owner.

Description of Securities, page 42

Preferred Stock, page 43

22.   Please disclose all the material terms of the Series A preferred stock, including dividend, redemption and liquidation rights.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 44

23.   You statement that there have been no transactions "that exceeded $120,000." Please note that, pursuant to Regulation S-K Item 404(d)(1), you must provide the disclosure required by Item 404(a) for any transaction "in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years." You must also provide Item 404(a) disclosure for the last two fiscal years. Refer to Instruction 2 to Item 404(d). Please confirm that there were no transactions pursuant to these requirements.

Form 10-Q for Fiscal Quarter Ended July 31, 2014

Consolidated Statements of Operations for three Months Ended July 31, 2014

24.   Please provide the required disclosures of share-based compensation of $1,044,956 per ASC 718-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney Advisor at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        William Robinson Eilers, Esq.
        Joseph Emas, Esq.